File No. 074-00015






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3

                                QUARTERLY REPORT


                      For the quarter ended March 31, 2001


         Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                   Act of 1935






                                       by
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                                   FORM U-9C-3
                      For the Quarter Ended March 31, 2001
                                    CONTENTS
                                                             Page
ITEM 1 - Organization Chart                                   1-3

ITEM 2 - Issuances and Renewals of Securities and
         Capital Contributions                                3-4

ITEM 3 - Associated Transactions                                5

ITEM 4 - Summary of Aggregate Investment                        6

ITEM 5 - Other Investments                                      6

ITEM 6 - Financial Statements and Exhibits                   7-65
             Statements of Income
             Balance Sheet
             Exhibits

ITEM 1 - ORGANIZATION CHART
Name                         Energy or                                           Percentage
of Reporting                 gas-related     Date of             State of        Of Voting         Nature of
Company                      Company         Organization        Organization    Securities Held   Business
------------                 -----------     ------------        ------------    ---------------   ---------
AEP Energy Services,         Energy          September 24, 1996  Ohio            100%              To broker and market
    Inc. (AEPES)                                                                                   Energy commodities

Polk Power Partners, L.P.
    (Polk Cogen)             Energy          February 1992       Delaware        46.25%            Qualifying facility

Orange Cogeneration Limited
    Partnership (Orange
    Cogen)                   Energy          February 1993       Delaware        50%               Qualifying facility

Brush Cogeneration Partners
    (Brush Cogen)            Energy          November 1991       Delaware        47.25%            Qualifying facility

Eastex Cogeneration Limited
    Partnership              Energy          September 1998      Delaware        50%               Qualifying facility
    (ownership through various intermediate holding company subsidiaries originating with CSW Development-I, Inc/CSW
    Energy Inc./CSW)

Thermo Cogeneration Partnership,
    L.P. (Thermo Cogen)      Energy          April 1993          Delaware        50%               Qualifying facility
    (ownership through intermediate holding company CSW Ft. Lupton, Inc./CSW Energy Inc./CSW)

Sweeny Cogeneration Limited
    Partnership (Sweeny
    Cogen)                   Energy          October 1995        Delaware        50%               Qualifying facility
    (ownership through various intermediate holding company subsidiaries originating with CSW Sweeny GP I, Inc. and
    CSW Sweeny LP I, Inc./CSW Energy Inc./CSW)

Diversified Energy
    Contractors LLC (DECCO)  Energy          July  1997          Delaware        100%              Maintenance services
    (CSW Energy Inc. / CSW)

CSW Power Marketing, Inc.    Energy          March 1996          Delaware        100%              Energy marketing
    (CSW Energy Inc. / CSW)

CSW Services International,
    Inc.                     Energy          March 1997          Delaware        100%              Energy management
    (CSW Energy Inc. / CSW)

Powerware Solutions, Inc.    Energy          February 1994       Texas           2.68%             Energy Mgmt Systems
    (PSO Investment)                                                                               for water utilities

Utility Data Resources, Inc. Energy          December 1997       Delaware        4.5%              Electricity pricing
    (CSW Energy Services, Inc. Investment)                                                         mgmt consulting and
                                                                                                   software

Nuvest, LLC                  Energy          March 1996          Oklahoma        93%               Staff augmentation
    (ESI Investment)                                                                               to power plants

AEMT, Inc.                   Energy          December 1997       Florida         0%                Power conditioning
    (PSO Investment)                                                                               product mfg and sales

CSW Energy Services, Inc. (ESI)  Energy      September 1997      Delaware        100%              Energy marketing
    (CSW)

EnerShop                     Energy          September 1995      Delaware        100%              Energy marketing
    (CSW)                                                                                          Services

Energy Trading Platform      Energy          April 2000          Delaware        16.7%             Energy marketing
    Holding Company, Inc.
    (AEP Energy Services)

Power-span Corp              Energy                              Delaware        9.8%              Pollution Control
    (AEP Pro-Serv Inc)                                                                             Technology
                                                                                                   Development

PHPK Technologies Inc.       Energy          July 1991           Ohio            40.4%             Cryogenic and Vacuum
    (AEP Investments)                                                                              Equipment Manufacture
                                                                                                   and Service

Altra Energy Technology      Energy          December 1997       Delaware         5%               Energy marketing
    (AEP Investments)                                                                              Software

AEP C&I Company, LLC         Energy          October 2000        Delaware       100%               Marketing of natural
    (AEP)                                                                                          gas, electricity and
                                                                                                   energy related products

AEP Gas Power GP, LLC        Energy          December 2000       Delaware       100%               Distributed
    (AEP C&I Company LLC)                                                                          generation products

AEP Gas Power System GP, LLC Energy          December 2000       Delaware        75%               Distributed
    (AEP Gas Power GP, LLC)                                                                        generation products

AEP Ohio C&I Retail Company LLC  Energy      October 2000        Delaware       100%               Marketing of natural
    (AEP C&I Company LLC)                                                                          gas, electricity and
                                                                                                   energy related products

AEP Retail Energy, LLC       Energy          June 2000           Delaware       100%               Marketing of
    (AEP)                                                                                          electricity


AEP T&D Services, LLC        Energy          December 2000       Delaware       100%               Services related to
    (AEP)                                                                                          transmission and
                                                                                                   distribution

AEP Texas C&I Retail GP, LLC  Energy         December 2000       Delaware       100%               Marketing of natural
    (AEP C&I Company LLC)                                                                          gas, electricity and
                                                                                                   energy related products

AEP Texas Retail GP, LLC     Energy          December 2000       Delaware       100%               Marketing of natural
    (AEP)                                                                                          gas, electricity and
                                                                                                   energy related products

Mutual Energy LLC            Energy          December 1999       Delaware       100%               Marketing of natural
    (AEP)                                                                                          gas, electricity and
                                                                                                   energy related products

Mutual Energy Service Company LLC  Energy    September 2000      Delaware       100%               Marketing of natural
    (Mutual Energy LLC)                                                                            gas, electricity and
                                                                                                   energy related products

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
Company      Type of      Principal                              Person to         Collateral     Consideration
Issuing      Security     Amount of     Issue or     Cost of     Whom Security     Given With     Received for
Security     Issued       Security      Renewal      Capital     Was Issued        Security       Each Security
--------     --------     --------      --------     -------     -------------     ----------     -------------
                       (in thousands)                                                             (in thousands)
None




FINANCING AMONG ASSOCIATE COMPANIES:
Company                     Type of      Principal                              Person to
Issuing                     Security     Amount of     Issue or     Cost of     Whom Security
Security                    Issued       Security      Renewal      Capital     Was Issued
--------                    --------     --------      --------     -------     -------------

Eastex Cogeneration LP      Loan Note     11,692       -            -           CSW Energy, Inc.

CSW Power Marketing, Inc.   Loan Note        224       -            -           CSW Energy, Inc.

Note:Above  excludes  short-term  advances  from  affiliates.   However,   these
     advances are hereinafter  included in the aggregate  investment reported in
     Item 4.

CAPITAL CONTRIBUTIONS:
Company                   Company
Contributing              Receiving                           Amount of
Capital                   Capital                             Capital Contributions
-------------             ---------                           ---------------------
                                                                (in thousands)
AEP Gas Power GP LLC      AEP Gas Power Systems, LLC                1,261

ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies
Reporting      Associate
Company        Company               Types of      Direct       Indirect                  Total
Rendering      Receiving             Services      Costs        Costs       Cost          Amount
Services       Services              Rendered      Charged      Charged     of Capital    Billed
---------      ---------             --------      -------      -------     ----------    ------
Nuvest, LLC    South Texas Project   Staff         $ 2,080       -           -            $ 2,080
Nuvest, LLC    D.C. Cook             Staff           4,029       -           -              4,029
CSW Services
International
Inc.           Frontera              Plant Services  1,099       240         -              1,339

Part II -- Transactions performed by associate companies on behalf of reporting companies
Associate                          Reporting
Company                            Company         Types of                    Direct    Indirect               Total
Rendering                          Receiving       Services                    Costs     Costs     Cost         Amount
Services                           Services        Rendered                    Charged   Charged   of Capital   Billed
---------                          ---------       --------                    -------   --------  ----------   ------
                                                                                            (in thousands)
American Electric
  Power Service Corporation        AEPES           Administrative & Marketing  $16,614     $1,797      $ -      $18,411
AEP Resources Gas Holding Company  AEPES           Administrative                7,651       -           -        7,651
AEP Pro Serv, Inc.                 AEPES           Administrative                   65       -           -           65
CSW Energy, Inc.                   Polk Power
                                    Partners, L.P. Plant Services                  410        175        -          585
CSW Energy, Inc.                   Orange
                                    Cogeneration
                                    L.P.           Plant Services                  410        171        -          581
CSW Dev I, Inc.                    Polk Power
                                    Partners, L.P. Plant Services                  135       -           -          135
CSW Energy, Inc.                   Eastex
                                    Cogeneration
                                    L.P.           Plant Services                1,594        152        -        1,746
CSW Energy, Inc.                   Frontera
                                    Cogeneration
                                    L.P.           Plant Services                   41       -           -           41
CSW Services International Inc.    Sweeny
                                    Cogeneration
                                    L.P.           Plant Services                  684        209        -          893
                                                                               -------     ------      ----     -------
Total                                                                          $27,604     $2,504      $ -      $30,108
                                                                               =======     ======      ====     =======

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
Investments in energy-related companies:
                                                                 (in thousands)
   Total consolidated capitalization as of
    March 31, 2001                                          $23,000,365(a)          Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                3,450,055             Line 2

   Greater of $50 million or line 2                                     $3,450,055  Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related Category 1: Energy Services                 17,889
      Energy-related Category 5: Energy Marketing               573,193
      Energy-related Category 7: Maintenance Services            52,513
      Energy-related Category 8: Qualifying Facility            349,780
      Energy-related Category 2,3,4,6,9,10                       20,000
          Total current aggregate investment                             1,013,375  Line 4
                                                                        ----------

   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                 $2,436,680  Line 5
                                                                        ==========
(a) Includes short-term debt.


Investments in gas-related companies:
      NONE


ITEM 5 - OTHER INVESTMENTS

Major Line            Other                 Other
of Energy-Related     Investment in Last    Investment in This    Reason for Difference in
Business              U-9C-3 Report         U-9C-3 Report         Other Investment
-----------------     ------------------    ------------------    ------------------------
Energy services
Invested prior to
April 1, 1997         $  2,696              $  2,696              Amounts are excluded from Item 4

Maintenance services         0                     0

Qualifying facility
Invested prior to
April 1, 1997         $194,644              $194,644              Amounts are excluded from Item 4

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         List all financial statements and exhibits filed as a part of this report.


Financial Statements:
     Balance sheets for period ended March 31, 2001 are filed confidentially under a separate cover for:
        AEP Energy Services, Inc.
        AEP Retail Energy, LLC
        CSW Development-I, Inc. (consolidated)
        CSW Ft. Lupton, Inc.
        Sweeny Companies (consolidated)
        Enershop, Inc.
        CSW Energy Services, Inc.
        CSW Power Marketing, Inc.
        Diversified Energy Contractors Company (DECCO)
        CSW Services International
        Eastex Cogeneration LP
        Nuvest, LLC
        AEP C&I Company, LLC
        AEP Gas Power GP, LLC
        AEP Gas Power System GP, LLC
        AEP Ohio C&I Retail Company
        AEP Retail Energy, LLC
        AEP T&D Services, LLC
        AEP Texas C&I Retail GP, LLC
        AEP Texas Retail GP, LLC
        Mutual Energy LLC
        Mutual Energy Service Company

     Income Statements as of the three months ended March 31, 2001 are filed confidentially under separate cover for:
        AEP Energy Services, Inc.
        AEP Retail Energy, LLC
        CSW Development-I, Inc. (consolidated)
        CSW Ft. Lupton, Inc.
        Sweeny Companies (consolidated)
        Enershop, Inc.
        CSW Energy Services, Inc.
        CSW Power Marketing, Inc.
        Diversified Energy Contractors Company (DECCO)
        CSW Services International
        Eastex Cogeneration LP
        Nuvest, LLC
        AEP C&I Company, LLC
        AEP Gas Power GP, LLC
        AEP Gas Power System GP, LLC
        AEP Ohio C&I Retail Company
        AEP Retail Energy, LLC
        AEP T&D Services, LLC
        AEP Texas C&I Retail GP, LLC

        AEP Texas Retail GP, LLC
        Mutual Energy LLC
        Mutual Energy Service Company


Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana, Arkansas, Louisiana, Oklahoma, Michigan and Texas State Commissions.

2. Copies of other contracts required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

                                   CERTIFICATE

         The undersigned certifies that he is the duly designated and acting Treasurer of American Electric Power Company, Inc., a New York corporation ("AEP"), and that:

         AEP's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 2000 (the "Quarterly Report on Form U-9C-3") was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the "Specific State Commissions").

         The names and addresses of the Specific State Commissions are:

                  Indiana Utility Regulatory Commission
                  302 West Washington Street, E 306
                  Indianapolis, Indiana   46204

                  Kentucky Public Service Commission
                  730 Schenkel Lane
                  P.O. Box 615
                  Frankfort, Kentucky   40602

                  Michigan Public Service Commission
                  6545 Mercantile Way
                  P.O. Box 30221
                  Lansing, Michigan   48909

                  Public Service Commission of West Virginia
                  201 Brooks Street
                  P.O. Box 812
                  Charleston, West Virginia   25323

                  Tennessee Regulatory Authority
                  460 James Robertson Parkway
                  Nashville, Tennessee  37243-0505


                  The Public Utilities Commission of Ohio
                  180 East Broad Street
                  Columbus, Ohio   43215

                  Virginia State Corporation Commission
                  1300 East Main Street
                  P.O. Box 2118
                  Richmond, Virginia   23216

                  Arkansas Public Service Commission
                  1000 Center
                  P.O. Box 400
                  Little Rock, AR  72203-0400

                  Louisiana Public Service Commission
                  One American Place
                  P.O. Box 91154
                  Baton Rouge, LA  70821-9154

                  Oklahoma Corporation Commission
                  2102 N. Lincoln Blvd.
                  P.O. Box 52000-2000
                  Oklahoma City, OK  73152-2000

                  Public Utility Commission of Texas
                  1701 N. Congress Avenue
                  Austin, TX  78701


         IN WITNESS WHEREOF, I have hereunto set my hand as of the 29th day of May, 2001.


                                                     /s/ A. A. Pena
                                                     ---------------
                                                         A. A. Pena
                                                         Treasurer

                                    SIGNATURE





         The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.





                                      AMERICAN ELECTRIC POWER COMPANY, INC.


                                      By       /s/  A. A. Pena
                                         ---------------------------------
                                                    A.A. Pena
                                                    Treasurer







May 29, 2001